Filed by Isle of Capri Casinos, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

Subject Company: Isle of Capri Casinos, Inc.

Commission File No. 0-20538

ELDORADO RESORTS

September 19, 2016

7:30 am CT

Operator:  Please stand by - we’re about to begin. Good morning and welcome to Eldorado Resorts conference call to discuss its proposed acquisition of Isle of Capri. Today’s call is being recorded. A presentation is available on Eldorado’s Web site, www.eldoradoresorts.com which management will reference on this call.

Eldorado’s forward-looking statements policy can be found on page 2 of the presentation along with materials that have and will be filed with the Securities and Exchange Commission including a registration statement containing a proxy statement and perspective. Eldorado encourages you to read these materials because they contain information, important information, about the proposed transaction.

At this time I’d like to turn the conference over to your host, Eldorado’s Chairman and CEO, Gary Carano, please go ahead.

Gary Carano:  Thank you (Tracy). Good morning everyone. I’d like to thank you for joining us to review this morning’s announcement of our definitive agreement with Isle of Capri whereby Eldorado Resorts will acquire Isle of Capri for $23.00 per share for a total compensation, or consideration, of $1.7 billion inclusive of the assumption of $921 million of Isle of Capri’s long-term debt.

This transaction is a transformational growth opportunity for Eldorado as it brings together two highly complementary regional gaming operators to establish a premier regional gaming platform. It also represents a significant milestone in our efforts to strategically expand our business through accretive acquisitions.

Following completion of the transaction, Eldorado will have grown from a company that just two years ago was compromised of two wholly owned properties and a 50% joint ownership interest in a third property in just two states to a company that will own 20 gaming properties in ten states across America.

Isle of Capri CEO Eric Hausler and Eldorado President and CFO Tom Reeg are on the call with me this morning to review the strategic operating and financial benefits that we expect to derive from this transaction along with the deal terms and financing plans.

As (Tracy) mentioned, we have posted an investor deck in the Investors section of our Web site, www.eldoradoresorts.com under the presentations tab. We’ll use this investor deck as a template for our prepared remarks before opening the call for your questions.

Let me begin by saying that we are confident that this transaction creates tremendous near and long-term value for our shareholders of both companies. The transaction provides a compelling premium for Isle of Capri shareholders while also allowing Eldorado and Isle shareholders to participate in the near and long-term upside growth potential of a leading highly diversified regional gaming operator led by a proven management team.

The boards of both Eldorado and Isle of Capri have unanimously approved this transaction. In addition, stockholders who control approximately 24% and 35% of the outstanding shares of common stock of Eldorado and Isle, respectively, have signed agreements to vote in favor of this transaction. I’ll quickly review the highly compelling strategic and financial benefits of the proposed transaction.

Upon completion of the transaction, Eldorado and Isle shareholders will own approximately 62% and 38% respectively of the combined company’s outstanding shares. Tom will walk you through the cash and stock exchange ratio in a few minutes.

Based on both companies trailing 12-month periods through their most recently reported fiscal quarters, combined company revenues would be nearly double Eldorado’s revenues on a standalone basis and adjusted EBITDA inclusive of our identified cost synergies would be over $400 million.

The diversification of cash flow resulting from this transaction is very compelling as no single market would have accounted for more than 15% of the combined adjusted EBITDA for the relevant trailing 12-month period. We expect to be in excellent position post transaction close to allow free cash flow to reduce leverage while pursuing additional growth opportunities in the future.

Strategically, the Isle of Capri properties are an excellent fit with our current portfolio. There’s no geographic overlap with Eldorado’s current operations and our interaction with Eric and his great team have made it abundantly clear that Isle shares our customer-centric approach to managing their properties.

For over 40 years the Carano family’s legacy has been to instill our player-focused culture and philosophy of staying closely connected to our guests throughout their time in our properties to create meaningful experiences for them.

As we’ve gotten to know the Goldstein family and Eric and his great team over the last several months, it’s clear that they are similarly focused on providing great customer experiences and delivering operational excellence; an approach that’s been a hallmark of Eldorado since we opened our first property in 1973.

So we feel great about the fit of these two company’s cultures. We see many benefits to the largest scale of the combined entity including the opportunity to grow operating margins. The combined company will feature approximately 21,000 slot machines and VLT’s, almost 600 table games, over 6,500 hotel rooms and almost 14,000 great Team Members.

The collective property portfolio is in excellent shape and there are a number of return focused projects either already underway or in the planning stages that we expect will deliver further enhancements to our players experiences and contribute to our operating results.

As I mentioned a little earlier, two years ago Eldorado was a much smaller company. In fact, today marks two years to the day that we completed the acquisition of the MTR assets taking our first step towards redefining our company and our potential. Since then we acquired Circus-Circus Reno and the 50% ownership interest in the Silver Legacy which we did not own and we’ve gained tremendous experience through the successful integration of these various assets that we believe will serve us and our shareholders well once we close this Isle transaction.

Speaking on behalf of Tom and the Eldorado Resorts’ board, we are delighted to have reached an agreement to acquire Isle of Capri with the structure that brings tremendous strategic and economic benefits to shareholders of both companies.

We expect that our track record of acquiring properties through accretive transactions, our commitment to operating discipline and our prudent capital structure management will allow us to drive growth and create additional shareholder value in the future. We welcome Isle of Capri shareholders as new shareholders in Eldorado Resorts and look forward to achieving great long-term success.

With that I’ll turn the call over to Eric and then Tom will take you through the investor presentation before we open the call for your questions. Thank you. Eric?

Eric Hausler:  Thank you Gary. We are excited to announce this agreement which provides Isle shareholders with substantial and immediate value as well as the opportunity to participate in the significant upside potential of the combined company. When Eldorado first approached us about a potential combination, we spent some time getting to know each other’s respective companies and I was struck by the similarities between us.

We both have strong family influence and our companies are focused on providing regional customers with great casino, entertainment, lodging and dining experiences. We both operate our properties with a focus on operational excellence and an ROI driven mentality.

Having shared core values between the two companies in addition to increased scale and geographic diversity creates a solid platform to enhance shareholder value. It also provides our employees with the opportunity and the upward mobility potential that only a company of this size and scale can offer.

I am thankful for the hard work and dedication of our talented employees and I am confident that they will continue to make many valuable contributions as part of a larger and stronger organization.

Over the past several years Isle’s strategic plan has been focused on improving the quality of our assets, running our business more efficiently, hiring and retaining great people and improving our balance sheet. All of those initiatives have led to the significant creation of shareholder value and this transaction is the next logical step for us as a company. As many of you on this call have heard me say in some way over the last several years, in regional gaming, scale, diversity, operational excellence, quality of assets and strength of balance sheet are key strategic pillars for success.

I believe this combination meets all of those criteria in creating a compelling regional gaming company with significant scale, a strong balance sheet and a diversified high quality asset portfolio. With that, I will turn the call over to Tom Reeg, thanks.

Tom Reeg:  Thank you Eric. I’ll take everyone through the slides if you’ve got them in front of you. I’ll be starting on slide 3.  Transaction mechanics, we’re acquiring Isle for $23.00 per share. Isle’s shareholders have an option to elect for cash for shares of stock. The price was set, the exchange ratio was set based on the 30-day volume weighted average price of Eldorado as of the close on Friday.

The election will be prorated so that the ultimate consideration is 58% cash, 42% stock. So pro forma for the transaction Eldorado shareholders will own, about 62% of the combined company. Isle shareholders owning the remainder. The purchase price, as Gary alluded to, is about $1.7 billion. That’s inclusive of $929 million of Isle debt and it excludes the Lake Charles asset that Isle recently announced the sale of.

The acquisition multiple, if you look at when we expect to close in the second quarter of next year on a trailing basis, acquisition multiple is 8.8 times on a headline basis.  As we look to closing, which is obviously how we looked at the deal, you’re in the mid 8’s. I saw reports this morning that were 8.4, 8.5, that’s kind of the way we were thinking as headline multiple.

We’ve identified $35 million of synergies in the transaction and I would describe us as extremely confident that we will meet if not exceed that target using those synergies.  The acquisition multiple gets down into the low 7’s once we’ve got the assets integrated. That should be - we should realize those in the first year post transaction.

For financing. JP Morgan has committed a little over $2.1 billion of committed financing. They’ll be a $300 million revolver that should be largely, if not entirely, undrawn at closing. We’d expect to issue term loan of a little shy of $1.5 billion and we’d expect to issue a high-yield node of $375 million.

The - in terms of the existing capital structure, the - all of the Isle debt is anticipated it will be called. As for Eldorado, we would expect to take out the Eldorado credit facility but we will leave the Eldorado 7% unsecureds outstanding - that’s the only piece of either capital structure that will remain in place.

So we’ve talked to you about our approach to acquisitions for quite some time and told you that we don’t think it makes sense to push leverage beyond 5.5 times in regional gaming and that if we had an acquisition large enough we would use equity to solve for a maximum of 5.5 times leverage. In this transaction we’d expect at closing to be close to five times leverage so we’re well inside that 5.5 times number.

We need to get approval from both Eldorado and Isle shareholders.  Both the Goldstein family on the Isle side and the Carano family on the Eldorado side has signed support agreements to vote for the transaction and we need regulatory approvals in all of our jurisdictions and Isle’s jurisdictions as well.

So we expect to close in the second quarter of 2017. In terms of where we’ll be post transaction, we’re extremely excited. There’s no overlap between the two of us. We’ll be 20 properties in ten states across the country. As Gary said, no property will generate - no market will generate more than 15% of our EBITDA. There’s tremendous synergies ahead of us.

We’ve identified 35 million. As I said, we’re highly confident in that, we would expect to exceed that.  The transaction should be immediately accretive to earnings and free cash flow.

If you’re building your models, you know we’re not in the habit of giving guidance but I tell you if you end up getting to a free cash flow number that looks around $200 million, you’d be in the right neighborhood.

So if you look at - so flipping to the map, you see we’re across the country. Pennsylvania has come up as a question. Can we own two assets in Pennsylvania? Those are two different types of licenses so there’s nothing we need to do in Pennsylvania to get this transaction closed.

If you flip to page 7 in terms of where this puts us in scale in the market, on a revenue basis we’re larger than Red Rock, we’re just shy of Boyd.  EBITDA we’re just shy of Red Rock and larger than Churchill Downs.

Margin - we think there’s opportunity. We show you with the synergies we should be pushing 23% EBITDA margins. And as we find additional synergies we should be beyond that.

Page 8 provides a helpful guide for the sell-side equity analysts. There’s comparable multiples in the slide in terms of our peers, trading at 8-1/2 to 9-1/2 times with us, a full turn below. So we’re - you know, we’re excited that we think we can create a lot of value in this transaction.

As Eric said, scale makes a lot of sense, scale and diversity in this space. There’s a lot of opportunity as we combine to rationalize our cost structure.

You know, I finish by saying I run across the country and run into a lot of you. A lot of you tell me gee, you should look at this, you should look at that. A lot of you told me you should buy Isle.

I used to do the same thing when I was on the investment side. And, you know, it’s - obviously we agreed with you here but it’s complex putting these transactions together.

The Goldstein family here had to make a decision to sell their family business that they started with their father more than a quarter-century ago. You know, these are difficult decisions. And we’re humbled and we’re thankful that the Goldsteins believe that we’ll be stewards of this business going forward. And we intend to live up to their expectations.

And these deals get done because of - we get to come and take the bows on a day like today and talk about how exciting the deal is but there’s people that do a ton of work that a lot of your investors will never meet that allow us to get these deals done.

And I’m thinking of people like Josh Jones, Anthony Carano, Rob Mouchou, Stephanie Lepori, Steve Geerling on our side. On the Isle side, Richard Weber, Ed Quatmann, Matt Hart.

In addition to the guys that you see and talk to all the time, if we weren’t able to lean on the teams behind us, transactions like this wouldn’t happen. So we’re extremely excited and ready to get going. And with that I’ll turn it back and open it up for questions.

Operator:  If you would like to ask a question, please signal by pressing star 1 on your telephone keypad. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment.

Again, press star 1 to ask a question. And we’ll pause for just a moment to allow everyone an opportunity to signal for questions. And again that’s star 1 if you’d like to ask a question.

And we’ll go to Patrick Scholes with SunTrust.

Patrick Scholes              Hi, good morning.

Tom Reeg:  Good morning Patrick.

Male:  Good morning.

Male:  Good morning.

Patrick Scholes:  A couple questions for you. Can you be a little bit more specific on the $35 million of synergies that you’re expecting? What exactly is that comprised of?

Tom Reeg:  It’s the types of things that you would expect in a transaction like this. It’s redundant positions in terms of operations at the corporate level. It’s the public company costs that are involved in running businesses of this size. It’s purchasing savings. It’s best practices across the entire business. It’s kind of a checklist of everything that you would find in this type of transaction.

Patrick Scholes:  Okay thank you. And then one more question. You talk in your press release about the net leverage at approximately 5.1 times and reducing that going forward. Remind us again what ultimately you would like to have that net EBITDA at and any rough sense around the timing given your current expectations when you would hit that.

Tom Reeg:  I mean, we would - we want to similarly to - as we’ve done in the past, we want to be below five times leverage, think between four and five times is the right level for a company of this scale in this business in this current rate environment. You know, we should be in that range relatively quickly post transaction.

And, you know, one of the nice things about this transaction is it provides us with more levers to create value in the future. And we would expect that as we get to that leverage profile where we’re comfortable, we’d be looking at ways to return capital to shareholders to deliver additional return.

Patrick Scholes:  Okay. Thank you very much.

Operator:  And we’ll go next to Cameron McKnight with Wells Fargo.

Cameron McKnight:  Good morning. Thanks very much. Question for Gary or Tom. The combined business is going to have a lot of real estate. What are your thoughts on selling - potentially selling the real estate or not selling the real estate within the combined portfolio?

Tom Reeg:  Well Cam what I would say is these are two companies that have made conscious decisions who maintain control of their real estate and have been able to deliver substantial returns to shareholders with that strategy. We obviously see the same things that you guys see in terms of the real estate transactions that have been done.

We will look at anything that provides value for our shareholders going forward. And, you know, to the extent that becomes the right path to go down, that becomes another lever we can potentially pull to deliver returns to shareholders.

But as we sit here today, we’ve both been happy with our decision to maintain control of our real estate and that’s kind of where our heads are at the current time as well.

Cameron McKnight:  Okay got it. Thanks. And then based on the synergies - I mean, the $35 million target represents about 2% of combined revenues, in terms of the synergies as a percentage of your cost base excluding gaming revenues. Are you sort of in the 6 to 7% range there?

Tom Reeg:  I’ll have to circle back with you, Cam, on that. We don’t - we’re not looking at it in that fashion. We’re down to a very granular level and, you know, Cam - we have detail on that $35 million down to the penny. So we’re looking at it in actual costs. And just know that, you know, we would not have put a target out there that we’re not highly confident we will exceed.

Cameron McKnight:  Got it. Thanks Tom. And one last one from me if I may. Are you able to comment just on the consumer generally? I mean, recent monthly results out of some of the regional markets have not been as strong as they were in the beginning of the year. How do you guys feel about the consumer at this point?

Tom Reeg:  What I would say is the consumer has certainly gotten better than they were in May and June but we’re not seeing the strength that we saw in the beginning of the year. So we’re kind of somewhere in between, better than the May and June softness but not as strong in our case as the first three months of the year.

Cameron McKnight:  Okay. Thank you very much.

Operator:  As a reminder, it’s star 1 if you’d like to ask a question. And we’ll go next to David Farber with Credit Suisse.

David Farber:  Hi guys. How are you?

Tom Reeg:  Hey David.

Male:  David.

David Farber:  Congrats on the announced deal and thanks for the candor and a lot of guys behind the scenes. Appreciate that. I had a couple questions, some operational and some just related to the balance sheet that you touched on.

I guess just first on the regulatory process you touched briefly on that but are you envisioning any issues? I’m thinking of Pennsylvania just given the three there. And then I had a couple follow-up things.

Tom Reeg:  No, there’s two there in Pennsylvania. And Nemacolin is a resort license so it’s a separate class of license in Pennsylvania. So there’s nothing necessary in terms of divesting one or the other. We can close this thing with both of them.

Eric Hausler:  Just to be clear, that Nemacolin license is a management agreement. We do not own the building. And there’s ownership restrictions in Pennsylvania but we are not the owner of that facility.

David Farber:  Okay. That’s helpful, thanks. On the integration side, any thoughts around costs it’ll take to achieve the $35 million?

Tom Reeg:  It’s early days so difficult to peg that to a number that we have a lot of confidence in. I would say that there’s certainly going to be costs. We’d expect them to be in total less than $5 million.

David Farber:  Good. And then lastly — and maybe this question’s best for Tom — some of my questions were already asked but as you guys have sort of previously talked about, you’ve now increased the float and the size of the company quite dramatically.

The REIT was already asked but my question I guess is: Are there assets in the portfolio pro forma that you’d feel are not necessarily core? Or any thoughts just on the portfolio now just given how much larger it has become? And that’s it for me, thanks.

Tom Reeg:  What I would say is we’re always looking at our portfolio as a portfolio and looking at, you know, what the opportunities would be for us both to expand it and to prune it. Obviously we’ll have more assets to look at here.

But, you know, you should expect us — if there’s a transaction available to us that we think will create value for our shareholders — we would consider divesting any asset in our portfolio. But we really like what we’re putting together here.

I’ve talked to you in the past about management bandwidth. What’s nice here is we’re going to tap into Isle’s operating management that’s going to allow us to expand that and to integrate a profit company - or portfolio of this size.

David Farber:  Very good. Congrats guys.

Tom Reeg:  Thank you.

Male:  Thank you.

Operator:  And we’ll go next to Dennis Farrell with Wells Fargo.

Dennis Ferrall:  Great. Thank you very much. First off I’d like to congratulate both corporate and operating teams that have helped both companies manage through the crisis and really put both companies in a position of strength. In terms of details I was wondering if you could just provide us some details around the sales process? Was this like a full sales process or was it - does it just kind of come together in a short period of time? And then two is there a termination fee? I didn’t see it in the press release and I was wondering if there’s a go shop period as well?

Tom Reeg:  On the mechanics of the transaction there is no go shop period. There are normal fiduciary outs on the Isle side. The breakup fee is 3% of the equity value of ((inaudible)). And on the process I’ll leave it to Eric.

Eric Hausler:  We’re not going to comment a whole lot on the process. Obviously it - details will be in the proxy when they are filed.

Dennis Ferrall:  Okay thank you. And then in regards to just the brand, the Isle brand are - do you - you mentioned that $5 million of cost potentially. I was wondering in - over the long run do you expect the Isle brand to remain outstanding? And if not, you know, I guess in the long run how much would it cost to rebrand them to Eldorado or some other type of brand?

Tom Reeg:  The expectation on our side is the Isle brand will remain certainly. There are individual assets where we might consider down the road rebranding as an Eldorado but there’s nothing that requires immediate rebrand. What was pleasing to us was when we went through the Isle portfolio.

And I’d encourage you to get out and see these assets because these assets have changed quite dramatically over the past decade in terms of quality. So there’s not an asset in the Isle portfolio that we’re not proud to call our own at this point. And if we’re making a rebranding decision it’s going to be likely because we’re adding something that makes it a logical thing to consider, not because there’s anything wrong with the Isle brand.

Gary Carano:  I think that was — this is Gary — from my standpoint a very positive like Tom said. When we got to look at these properties very outstanding job that the Goldsteins have done with their team over the last however many years. But these are very quality assets that will fit very nicely with our current Eldorado assets.

Dennis Ferrall:  Great. And then in regards to growing the company I mean do you pro forma do you expect to be going after more greenfield opportunities or just continue with acquisition?

Tom Reeg:  We’d expect to be following the same strategy that we’ve followed to build the company to this point. We will be using free cash flow to pay down debt unless and until there’s a - an acquisition opportunity that makes sense for us. Greenfields still are unlikely for us, I - you know, I’ll never say impossible but you kind of got to know what you’re good at. We think we’re good at operating regional gaming assets, particularly ones that we can get in and see and decide how we’ll run them and what we’ll - what that will look like.

You know, we don’t know that we’re particularly good at predicting how many people in Atlanta will go to our casino if Georgia were to legalize. So that’s really not where our heads are. You should expect us to be going down the same path that we’ve been going down before. Now in this case this is obviously a large transformative acquisition so you shouldn’t expect us to be right back on the field very quickly doing something else.

Dennis Ferrall:  Right. And then I just have one follow-up detail question. Can you just provide us with the NOL balance pro forma and then the restricted payments capacity under the Eldorado notes that are going to remain outstanding?

Tom Reeg:  I’ll have to come back to you offline. There’s a pretty big basket in those notes.

Dennis Ferrall:  Okay and then what about the net operating loss balance if there is...

(Crosstalk)

Tom Reeg:  The NOLs, Isle’s already publicly stated that they expect to exhaust their NOLs in this fiscal year. We have NOLs that will continue to run for the next two calendar years although we would have started to be a cash taxpayer to a limited degree next year.

Eric Hausler:  Yes just we had previously stated on the prior conference call that with the sale at Lake Charles we expected to ultimately use the balance of NOLs and other credits we had available to put us in a position to be a cash tax payer in our fiscal ‘18.

Dennis Ferrall:  Okay so on a combined basis Tom you still think that - you think federal taxes should be pretty minimal for the next year or two?

Tom Reeg:  I would expect us to be paying some cash taxes in ‘17. If we close in the second quarter, you know, we would - we have told you we were going to be kind of in the mid to high teens on an effective basis next year.  Based on rolling Isle in the second half of the year, you should expect it to be a bit higher than that.

Dennis Ferrall:  Okay thank you very much.

Operator:  And we’ll go next to James Kayler with Bank of America.

James Kayler:  Hey guys, how you doing?

Male:  Morning James.

James Kayler:  Morning. Most of my questions have been asked but I guess maybe just a bigger strategic question. Eldorado obviously been very focused on, you know, food and beverage in particular. I think that was a major focus after MTR. Do you think there’s an opportunity here and do you have any sort of early takes on what kind of capital investment you think you might make, you know, after in the time frame after closing?

Tom Reeg:  I would say there is not the same opportunity here generally speaking in the portfolio. The assets that we acquired in the previous acquisition were kind of screaming for capital and particularly in the food and beverage area. Isle’s done a very nice job across the portfolio in building out their food and beverage product.

You know, we have Brew Brothers which has worked in Columbus and Erie that’s a piece of our brand that we would consider in other markets but there’s - one of the nice things about this transaction is there is not a big we need to go fix these number in this transaction. We think we will be using the bulk of our free cash flow right out of the box to de-lever.

James Kayler:  Very good. I guess the sort in the same vein would you think that you would have a sort of company-wide loyalty program? Is that a priority or is it maybe more of a wait and see?

Tom Reeg:  The expectation is ultimately we would have a company-wide loyalty program, yes.

James Kayler:  Very good and just two housekeeping questions. Do you have any guidance on we should use this sort of combined maintenance CAPEX for the new company and then any just a range on where you think the cap structure might be priced pro forma?

Tom Reeg:  I’m not going to talk about pricing. You’ll see in the - you’ll see our documents that are filed today. You can look for pricing information that’s in there. Your other question was what?

James Kayler:  Maintenance CAPEX.

Tom Reeg:  Maintenance CAPEX. We should be spending in the area of $100 million a year CAPEX post transaction.

James Kayler:  Very good. Thank you. Congratulations.

Male:  Thank you.

Tom Reeg:  Thank you.

Operator:  And as a reminder if you’d like to ask a question it’s star 1. And we’ll go next to Alex Yaggy with Cortina Asset Management.

Alex Yaggy:  Yes good morning. Thank you, two quick questions. One, I’m wondering if this transaction changes your plans and expectations for the Mountaineer Resort which I know has had struggle a little bit of late and two whether this delays or defers any of your capital spending plans for the Reno properties? Thank you?

Tom Reeg:  It doesn’t change our capital spending plans on either side at all certainly between now and closing and afterward. And in terms of specific question on Mountaineer as we said we look at all of the properties in our portfolio. And if there were an opportunity for a transaction we made - that made sense we would look at that. But there - we’re not particularly targeting any assets that we need to get rid of.

Alex Yaggy:  Thank you.

Operator:  And we’ll go next to Sachin Shah with Albert Fried.

Sachin Shah:  Hi. Good morning. Congratulations on the deal. So I - the MTR deal a few years back just a little over a year, 375 I think days and I think you’re expecting this to be about nine months, just wanted to understand are you expecting a faster regulatory approval process? And just specifically aside from Pennsylvania can you just maybe go over some of the other regulatory approvals and aside from Pennsylvania and HSR whether state approvals are required here? Thank you.

Tom Reeg:  We’ve got approvals necessary in all ten states that we’ll be doing business in. So for us that means new licenses in Colorado, Iowa, Florida and Mississippi, you know, and Missouri. And I would tell you - that the difference this time is we’re in much better shape on our side in terms of applications. We would expect to have applications filed in most of these jurisdictions this week. So we’re comfortable with the timeframe that we’ve laid out.

Sachin Shah:  Okay so you mentioned no overlap. So as far as the regulatory process it’s more just a procedural thing than anything else relative to how you handled the - how the deal with MTR a few years were - is conducted right? So that’s the difference?

Tom Reeg:  Correct. There are no - there is nothing regulatory that would get involved in the transaction other than normal approvals from state licensing boards.

Sachin Shah:  Okay, all right thank you.

Operator:  At this time I’d like to turn the conference back to Gary Carano for any additional or closing remarks.

Gary Carano:  Thank you very much (Tracy) and to everyone on the phone and both Eldorado and Isle shareholders we’re very excited about this opportunity and look forwards to being back with you in the near future. And with that have a great day and thank you very much for this opportunity. Thank you.

Operator:  This does conclude today’s conference. We thank you for your participation. You may now disconnect.

END

Important Information for Investors and Stockholders

The information in this communication  is not a substitute for the prospectus/proxy statement that Eldorado Resorts, Inc. (“Eldorado”) and Isle of Capri Casinos, Inc. (“Isle”) will file with the SEC, which will include a prospectus with respect to shares of Eldorado common stock to be issued in the merger and a proxy statement of each of Eldorado and Isle in connection with the merger between Eldorado and Isle (the “Prospectus/Proxy Statement”). The Prospectus/Proxy Statement will be sent or given to the stockholders of Eldorado and Isle when it becomes available and will contain important information about the merger and related matters, including detailed risk factors. ELDORADO’S AND ISLE’s SECURITY HOLDERS ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Prospectus/Proxy Statement and other documents that will be filed with the SEC by Eldorado and Isle will be available without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Isle of Capri Casinos, Inc. by mail at 600 Emerson Road, Suite 300, Saint Louis, Missouri 63141, Attention: Investor Relations, by telephone at (314) 813-9200, or by going to the Investors page on Isle’s corporate website at www.islecorp.com.. A final proxy statement or proxy/prospectus statement will be mailed to stockholders of Eldorado and Isle as of their respective record dates.

The information in this communication  is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Proxy Solicitation

Eldorado and Isle, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions and may have direct or indirect interests in the proposed transactions. Information about the directors and executive officers of Eldorado is set forth in the proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 29, 2016, and in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on March 15, 2016. Information about the directors and executive officers of Isle is set forth in the proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on August 22, 2016, and in its Annual Report on Form 10-K for the fiscal year ended April 24, 2016, which was filed with the SEC on June 21, 2016. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the Prospectus/Proxy Statement for such proposed transactions when it becomes available.

Forward-Looking Statements

Any statements contained in this communication  other than statements of historical fact, including statements about management’s beliefs and expectations of the proposed merger and related transactions and future results, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and should be evaluated accordingly. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “target,” “should,” “may,” “will” and similar expressions and their negative forms are intended to identify forward-looking statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability to complete the proposed merger and related transactions between Eldorado and Isle; the receipt of regulatory and shareholder approvals; the availability of financing contemplated by the bank  commitment obtained by Eldorado; the ability to successfully integrate Eldorado and Isle’s operations, product lines, technologies and employees; the ability to realize revenue and customer growth opportunities, combined revenue goals, marketing and cost synergies from the proposed merger between Eldorado and Isle in a timely manner or at all; factors related to the businesses of Eldorado and Isle including economic, political and financial market conditions generally and economic conditions in Eldorado and Isle’s target markets; dependence on fixed-price contracts and the risks associated with those contracts, including actual costs exceeding estimates and method of accounting for contract revenue; changes in or developments with respect to any litigation or investigation; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties, which may make it more difficult to maintain business relationships; the substantial amount of debt expected to be incurred in connection with the proposed merger and Eldorado’s ability to repay or refinance it, incur additional debt in the future or obtain a certain debt coverage ratio; diversion of management time from each of Eldorado’s and Isle’s ongoing operations; and the impact of federal, state or local government regulations, particularly with respect to the gaming industry.

These and other risks and uncertainties are discussed in more detail in Eldorado’s and Isle’s current and future filings with the SEC, including Eldorado’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 under the heading “Item 1A. Risk Factors,” which was filed with the SEC on March 15, 2016 and Isle’s Annual Report on Form 10-K for the fiscal year ended April 24, 2016 under the heading “Item 1A. Risk Factors,” which was filed with the SEC on August 22, 2016. Many of these risks are beyond management’s ability to control or predict. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated. Investors are cautioned not to place undue reliance on such forward-looking statements as they speak only as of the date the statement is made. All forward-looking statements attributable to Eldorado or Isle or persons acting on behalf of either Eldorado or Isle are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and Eldorado’s and Isle’s respective filings with the SEC. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, neither Eldorado  nor Isle undertakes any obligation to update or review any forward-looking statement or information, whether as a result of new information, future events or otherwise, except as required by law.